NORSAT INTERNATIONAL INC. AWARDED $1.7 MILLION CONTRACT WITH A EUROPEAN MILITARY

Vancouver, British Columbia – March 29, 2010 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today the award of a network service contract valued at $1.7 million from a military based in Europe.

Dr. Amiee Chan, President and CEO of Norsat, stated, “This service contract is an important win for Norsat as it culminated several months of detailed work with a specific unit within this European-based military. This customer, which requested to remain unnamed due to confidentiality, has recently expanded its fleet of satellite terminals and is relying on Norsat’s dual-band SigmaLink flyaway systems with their deployed forces. To support those remote operations, Norsat has recently installed several antennas from our OmegaLink line for their hub operation out in the field. We believe our extensive consultation, training and responsive customer support makes Norsat the best choice as a trusted agent for this military’s communications requirements. While Norsat has long enjoyed the trust and confidence of U.S. Military forces, this new contract signals a deeper penetration of the European military market for both equipment and network management and also enhances our global positioning as a complete connectivity solutions provider.”

Additional product information is available at www.norsat.com.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Eugene Syho

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2838

Email: achan@norsat.com

Email: esyho@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500;

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2009, and the Management Discussion and Analysis for the year ended December 31, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.